Mail Stop 4561

May 27, 2009

Mr. Michael T. Dance
Chief Financial Officer
Essex Property Trust, Inc.
925 East Meadow Drive
Palo Alto, CA 94303

  Re: **Essex Property Trust, Inc.**
    Form 10-K for the year ended December 31, 2008
    File No. 001-13106

Dear Mr. Dance:

We have completed our review of the above referenced filing and have no further
comments at this time.

        Sincerely,

        Kevin Woody
        Branch Chief